Filed by Peoples Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Peoples Energy Corporation
                                                      Commission File No. 1-5540

This filing consists of the frequently asked questions for employees posted by Peoples Energy on its Internal Employee Intranet on July 10, 2006.





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                    WPS Resources/Peoples Energy Announcement
                                  Employee Q&A
                                  July 10, 2006

1. Q: Describe the new company.
A: The combination creates a diversified energy company serving the Midwest, Northeast U.S., and Canada. The combined company will comprise four natural gas utilities, one electric utility, and one integrated electric and natural gas utility. The transaction also joins WPS Resources and Peoples Energy's non-regulated energy services operations.

2. What is the management structure of the new company?
A: The combined company will be led by Larry Weyers, chairman, president, and CEO of WPS Resources, who will serve as president and CEO. Weyers has an outstanding reputation and experience in the industry. Tom Patrick, chairman, president and CEO of Peoples Energy, announced his intention to retire earlier this year. The combined company's Board of Directors will be drawn from members of both companies' existing boards. WPS Resources will have the majority of directors on the new board. An Executive Committee of the Board of Directors will be comprised of Larry Weyers, Bob Gallagher (the current lead director for WPS Resources), Jim Boris (the current lead director for Peoples Energy), and Keith Bailey (a current Peoples Energy director). Jim Boris, will serve as non-executive Chairman of the Board.

3. Q: Where will the company be located?
A: The combined holding company's headquarters will be in Chicago and the headquarters of the utilities and non-regulated businesses will remain in their current communities.

4. Q: Will you still remain a Wisconsin holding company?
A: WPS Resources Corporation will remain a Wisconsin holding company with the holding company's headquarters based in Chicago.

5. Who will sit on the board of directors? How many directors will be drawn from each of the two companies? How was the successor board composition determined?
A: Each company's board will choose which of its directors remain. There will be nine board members from the current WPS Resources board and seven board members from the current Peoples Energy board.

6. Q: When do you expect the transaction to close?
A: The transaction will close after receipt of all required regulatory and shareholder approvals. It is anticipated that such approvals would be received to enable a close by the first calendar quarter in 2007.

7. Q: What is the timeframe for naming new directors? A: The new board will take effect at the time of the close.


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8. Q: What is the name of the new company?
A: There will be a search for a new name between now and mailing of the proxy statement. The objective is to find a name that captures the scope, scale and strategic vision of the new entity. Operating utilities will keep their names.

9. Q: Why did you choose WPS Resources?
A: WPS Resources is a highly respected diversified energy company that, like Peoples Energy, has been interested in combining its operations with other natural gas utilities as a way to compete in an industry where size and scale matter. WPS Resources was recently recognized by Fortune as the most admired energy company in America and by Forbes as the best managed utility company in the industry.

10. Q: Does this mean that despite all the things we've done to improve Peoples Energy over the past few years, we're not strong enough to grow on our own?
A: For several years, Peoples Energy has indicated that its current service territories are mature and that the trend in the industry for growth has been through consolidation. This combination is the realization of the work that has been done to strengthen Peoples Energy and position the company to continue to deliver for customers, employees and shareholders well into the future.

11. Q: Why was the WPS Resources CEO chosen to lead the new company? Why not Peoples Energy's? A: As you know, Peoples Energy's CEO had previously announced his intention to retire. Now that the two companies are combining, it makes sense that WPS Resources CEO become the head of the combined firm. Mr. Weyers has an outstanding track record of leadership and a depth of experience in the industry. Peoples Energy lead director, Jim Boris, will be the non-executive chairman of the board of the combined company.

12. Q: Does this mean that all the WPS Resources executives will replace our leadership? A: No. There will be an integration team where members of both companies will review all positions and together determine who will lead the combined company moving forward. The goal will be to identify the most qualified people for the right jobs. As these decisions are made, we will continue to keep you updated.

13. Q: Does anyone at Peoples Energy know what their new role might be?
A: Roles at the newly combined company have not yet been defined with the exception of those announced today. During the approval process, an integration team - with members from both companies - will review positions and determine roles.

14. Q: Will there be job cuts resulting from this transaction? If so, what functions of the company will be affected?
A: At this point, we don't know yet which positions will be relocated, terminated or even created as part of the new company. What we do know is that we will need quality employees from both organizations that have demonstrated commitment and strong job performance to continue our focus on operational excellence. Over time, a transition team composed of representatives from both companies will make ongoing integrations decision. As organization decisions are made, they will be communicated to employees as soon as practical.


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15. Q: When will affected employees be notified of changes in their jobs, including termination or reassignment?
A: As organizational decisions are made by the integration team, they will be communicated to employees and those affected as soon as practical. These changes are not expected until the transaction closes finalizing the proposed combination of the two companies. This is projected in the first calendar quarter of 2007.

16. Q: If my position is eliminated, can I apply for a different position with the new company?
A: Certainly. If there is a position available and you have the skills, experience and background to fit the job, you can apply.

17. Q: Will the company provide a severance package and outplacement services for any employees that lose their jobs as a result of the transaction?
A: The combined company will handle the integration process with balance and integrity for all involved. Affected employees will be provided appropriate assistance to help them transition. Those details will be defined by the transition team as they begin their work in the coming weeks and months.

18. Q: Will there be opportunities to benefit from the transaction by working in other geographies or in WPS Resources' electric operations?
A: Yes. The combined company will be a leading regional energy company that will offer a wider array of career opportunities than the previous individual companies. This could include opportunities across the upper Midwest in gas and electric regulated utilities, as well as in non-regulated energy marketing businesses. The transition team will be working to identify the best people for the right jobs.

19. Q: What's going to happen to our call center? With the combined company merge its call centers to one location?
A: There have been no decisions made on the combination of any functions, including the call center. An integration team - composed of members from both companies - will be working together to determine roles at the new company. The earliest these decisions would be effective is at the time the combination is approved, which is tentatively projected for the first calendar quarter of 2007.

20. Q: How will this affect the benefits packages of Peoples Energy employees?
A: There are no immediate pay or benefits changes planned as a result of this transaction.

21. Q: Does this transaction change existing union contracts?
A: No. Union agreements will be honored and the company is committed to continuing to work closely with labor unions.

22. Q: How can I get involved to support the transition?
A: We will need the full commitment of all employees to have a successful transition and integration of the two companies. So, the most important point is to make sure that you continue to do the best you can every day at your job. Beyond that, let your manager know that you are ready to lend support through the transition.


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23. Q: What happens if we don't get the required state and federal regulatory and shareholder approvals? Will the deal be cancelled?
A: The transaction could not proceed, so it would be terminated.


Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth
J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention:
Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
----------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.


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Non-Solicitation
----------------
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.



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